Exhibit 16.1

June 15, 2015

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for ORBCOMM Inc. and, under the date of March 13, 2015, we reported on the consolidated balance sheets of ORBCOMM Inc. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive (loss) income, cash flows and changes in equity for each of the years in the three-year period ended December 31, 2014, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2014. Our report on the effectiveness of internal control over financial reporting as of December 31, 2014 contains an explanatory paragraph that states that ORBCOMM Inc. acquired the net assets and liabilities of Euroscan Holding B.V. and subsidiaries (“Euroscan”) during 2014 and management excluded from its assessment of the effectiveness of ORBCOMM Inc.’s internal control over financial reporting as of December 31, 2014, Euroscan’s internal control over financial reporting associated with total assets of $6.4 million, representing 1.3% of consolidated assets, and revenue of $12.6 million representing 13.1% of consolidated revenue, included in the consolidated financial statements of the Company as of and for the year ended December 31, 2014. Our audit of internal control over financial reporting of ORBCOMM Inc. also excluded an evaluation of the internal control over financial reporting of Euroscan.

On June 10, 2015, we were dismissed. We have read ORBCOMM Inc.’s statements included under Item 4.01(a) of its Form 8-K dated June 15, 2015, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statements in the first paragraph.

Very truly yours,

/s/ KPMG LLP

New York, NY